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EXHIBIT (A)(1)(D)

HELIX BIOMEDIX EXTENDS EXPIRATION DATE OF TENDER OFFER FOR EXCHANGE OF WARRANTS

BOTHELL, WASHINGTON - APRIL 28, 2005 -- Helix BioMedix (HXBM.OB), a developer of synthetic bioactive peptides, today announced that it is extending the expiration date of its tender offer to exchange warrants that was described in its press release on March 1, 2005. The expiration date will be extended to 9:00 A.M., New York time, on May 31, 2005, unless further extended, terminated or withdrawn. Existing warrant shares must be tendered prior to the expiration of the exchange offer, and tenders of existing warrant shares may be withdrawn at anytime on or prior to the expiration of the exchange offer. Withdrawn warrant shares will be returned to the holder in accordance with the terms of the exchange offer. Following the expiration of the exchange offer and subject to the terms of the exchange offer, Helix BioMedix will accept all existing warrant shares validly tendered and not withdrawn prior to the expiration of the exchange offer and will issue for exchange unregistered shares of common stock promptly thereafter.

U.S. Stock Transfer Corporation is acting as the exchange agent for the exchange offer. Questions, requests for assistance and requests for copies of the offering circular may be obtained from Cameron and Associates, which is serving as the information agent for the exchange offer.

Neither Helix BioMedix's board of directors nor any other person makes any recommendation as to whether holders of existing warrants should choose to tender and exchange their existing warrant shares for shares of common stock, and no one has been authorized to make such a recommendation. Holders of existing warrants must make their own decisions as to whether to tender their existing warrant shares for exchange, and, if so, how may warrant shares to tender.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

ABOUT HELIX BIOMEDIX
Helix BioMedix, Inc. is an early-stage biotechnology company that has a portfolio of issued patents that covers six distinct classes of peptides, covering over 100,000 unique peptide sequences. The company's mission is to become the industry leader in developing and commercializing small proteins known as bioactive peptides. The antimicrobial and wound healing properties of these peptides qualify them for inclusion in a wide range of both pharmaceutical and consumer products. The company is currently focused on the development of selected peptides as topical anti-infectives and in wound healing. Non-pharmaceutical applications being pursued by Helix BioMedix include adjuvants for cosmetics/cosmeceuticals, personal care, plant health, animal health and wide-spectrum biocides. More information about the company and its proprietary peptides can be found on the company's website at www.helixbiomedix.com.

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Contact:
   Helix BioMedix, Inc.
   David Kirske, 425-402-8400
   dkirske@helixbiomedix.com
      or
   Investor Relations:
   Cameron Associates
   Alison Ziegler, 212-554-5469
   alison@cameronassoc.com